Filed by Terra Industries Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 and Rule 14d-9(a) of
the Securities Exchange Act of 1934

Subject Company: Terra Industries Inc.
Commission File No.: 001-08520

The following is a transcription of Terra Industries Inc.’s 2008 fourth quarter and full-year results conference call:

TERRA INDUSTRIES INC.

Moderator: Joe Ewing
February 10, 2009
3:00 pm ET

Operator

Good day, ladies and gentlemen, and welcome to the fourth quarter 2008 Terra Industries earnings conference call. My name is Noelia and I'll be your coordinator for today. (Operator Instructions). I would now like to turn the presentation over to your host for today's call Mr. Joe Ewing, Vice President of Investor Relations.  Please proceed.

Joe Ewing

Okay. Thank you, Noelia and welcome, everyone, to Terra's fourth quarter and full-year results conference call.

This morning we issued a news release announcing that for the 2008 fourth quarter, Terra achieved net income of $165 million, or $1.65 per diluted share. We also announced that for the full year Terra achieved its best results ever, net income of $632 million, or $6.20 per diluted share.

At the end of the news release is our Safe Harbor statement. It describes the limitations of forward-looking statements and any other items that are not historical facts included in the news release. Please note that those same limitations apply to any forward-looking statements we may make during this call.

With me today are Mike Bennett, Terra's President and CEO and Dan Greenwell, Senior Vice President and CFO.

Regarding recent and upcoming investor relations activities since our last earnings call, we've participated in an East Coast road show and three equity conferences. Coming up later this quarter, we have the Wall Street Access Ag Conference on March 4, and also a West Coast road show in mid-March.

You can get more information about these events from our web site or by calling us. We also always welcome visitors to Sioux City. If anyone listening today is interested in coming to tour our Port Neal manufacturing facility and to meet our management, we'd be happy to have you. Please call either Kim Mathers or me to make those arrangements.

I'll now turn the call over to Mike Bennett, so that he can give us his perspective on the fourth quarter and the outlook for Terra and the industry in upcoming months. Mike?

Mike Bennett

Okay. Thanks, Joe. Good afternoon, everyone. We appreciate your interest in Terra. Today I would like to focus my comments on the performance of our business and briefly discuss Terra's operating strategies.

Terra closed out an all-time record year in 2008 with a solid fourth quarter performance, despite unprecedented declines in global nitrogen prices as buyers went to the sidelines out of concern for falling commodity prices and the global economic crisis.

We clearly felt the negative impact of the decline in traded industrial ammonia prices in December that caused us to take a charge against current and future ammonia inventories. We believe, however, that forward product sales served us well as many of our agricultural nitrogen shipments in Q4 were commitments we entered into earlier in the year. These commitments should be largely completed in Q1 of this year for UAN and Q2 of this year for ammonia.

As we look at Q1, there's a significant value transition occurring as producers work through higher cost inventory and begin to realize some benefit from improved energy prices. Likewise, farm retailers are working with their grower customers through a similar transition. Beyond Q1, the relationship between energy prices and nitrogen market prices indicates potentially strong margin opportunities.

The recent improvement in nitrogen prices off end of the year lows is a good indicator that buyers are gradually coming back into the market. We have witnessed improved order activity over the past four or five weeks.

While it is difficult to predict the exact level of corn acres that will be planted this year, a level of plantings at or below that of last year will almost certainly result in a further decrease in corn inventories. This is expected to create a stronger incentive for corn production as we move through the year. Globally, deferred nitrogen purchases have forced a significant level of production curtailment, the net effect of which is still not clear. Terra has also taken measures to adjust its production by shutting down plants or curtailing production in light of changing domestic demand pattern in the fourth quarter. In any event, a de-stocking of nitrogen has occurred, perhaps leading to a year of further de-stocking of global grain inventories and resulting in pressure for more grain production in the 2009-2010 crop year.

Our estimates are that domestically perhaps as much as 5% of the annual requirement for applied nitrogen was deferred from last fall to spring as a result of grower uncertainty and the late harvest. This deferral was in the form of ammonia, which will be difficult, if not impossible, to make up as ammonia this spring. It may also be very challenging to offset this nitrogen demand with other products. Terra, however, has strategically invested in ammonia upgrade capacity in key locations and is well prepared to supply alternatives to direct applied ammonia, such as UAN, to help end-users meet their application needs.

With its broad production footprint and substantial scale in domestic market, Terra remains capable of responding to changes in demand. In fact, in anticipation of robust spring demand, we are currently in the process of restarting our Woodward, Oklahoma facility. Our Donaldsonville, Louisiana facility remains idle for now. While we are encouraged by recent improvement in traded ammonia prices, overall industrial ammonia demand remains weak and will likely take longer to recover than agricultural demand. The strategy of diversified market channels for our industrial businesses, such as mining services and environmental technologies, has served us well in this environment, and is yet another example of Terra's market-driven diversification strategies.

Finally, I would like to comment on the progress of several important initiatives:

●
As we announced in December, Brenntag is our distribution partner for our long-range strategy of establishing Terra's diesel exhaust fluid, TerraCair.  As a leading brand in the U.S. Brenntag brings an extensive distribution network and professional quality assurance that we believe are essential to this important industrial market. We are excited about the medium and long-term prospects for the business and product line, and believe our unique manufacturing capabilities, geographic locations and sharp focus on market development and service position us as the industry leader. A limited amount of material is already moving through the passenger car market, as well as for testing by various engine manufacturers. The broad rollout of this product line in response to new emission requirements will be in 2010. As such, we believe the groundwork that Terra has laid over the past three years will serve us well, as this market demand comes to fruition.

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Also in 2010, we anticipate the startup of our new 500,000-ton-per-year UAN capacity addition at Woodward. We are actually breaking ground this month on the project and it is on schedule. The Woodward project is yet another example of Terra's ongoing strategic planning and capital management efforts to enhance shareholder value through system-wide reductions in direct applied agricultural ammonia. We look forward to the improved financial returns, added operating flexibility and enhanced market service capability this project represents to Terra and its shareholders.

Before I turn the call over to Dan, I would also point out that Terra finished 2008 with an exceptionally strong balance sheet. And this, I think, is a real and substantial asset for us and our shareholders in such tumultuous times in the economy.

Terra's disciplined capital management and strong balance sheet further enable us to pursue strategies that we believe will create the greatest value for our shareholders. In fact, Terra has a long history of effective capital deployment and has built its business since the 1980s on a series of significant asset purchases and acquisitions. These acquisitions have included operations in North America, Trinidad and Europe, and a variety of standalone and joint venture arrangements, including our general partnership interest in the master limited partnership Terra Nitrogen, LP, here in the U.S. Terra's success in integrating these acquisitions has resulted in an enterprise of global operations, prime locations in critical end-use markets, access to cost-advantage raw materials and diversity of products and markets served to enhance growth and mitigate risk. And the Woodward project and development of the DEF market are just two of the recent examples of Terra's ongoing efforts to create value now and in the future.

I think it's also noteworthy that Terra has returned over one-third of its cumulative net income over the last three years to shareholders in the form of share buybacks and dividends. We will continue to focus our efforts on the best avenues for shareholder value as we go forward, and appreciate your ongoing support of our efforts on your behalf.

With that, I'd like to turn the call over to Dan Greenwell to provide an update on some of the specifics of our financial position and performance. Dan?

Dan Greenwell

Thank you, Mike, and good afternoon to everyone.

Mike has highlighted the solid fourth quarter results and improving demand for nitrogen products. I'd first like to round out our discussion of the top line with a few comments about product selling prices and volumes, and about the impact of natural gas costs on the bottom line. Then I'll follow with additional comments about our operating results and our joint venture operations located in the United Kingdom and Trinidad, our restart of the Woodward, Oklahoma plant, and then discuss the future benefits from our more efficient tax structure.

I'll then spend a few moments on the year-to-date results and summarize some of the 2008 financial highlights.

Finally, we’ll close with a summary of our strong liquidity position and a discussion of returns to shareholders.

Fourth quarter net income available to common shareholders was $165 million or $1.65 per share compared to last year’s $68 million or $0.66 per share. We’re pleased with this performance during these difficult economic times.

Full-year net income available to common shareholders in 2008 was $632 million or $6.20 per share. This compares with 2007 net income per share of $1.90.

Revenues of $683 million in the fourth quarter of 2008 increased by $114 million as compared to last year. Selling prices increased revenues by about $220 million, while lower volumes off set revenues by $106 million compared with 2007 results.

As we previously noted, our Woodward and Donaldsonville facilities were idled during December. We estimate our aggregate monthly cash cost of maintaining these facilities in an idled mode is approximately $2 million. The combined cash cost to restart these plants will be approximately $1 million, which is primarily associated with natural gas usage during warm up.

As a result of the significant market price changes in ammonia during December, we reviewed our inventory positions at year-end and reported an $18 million charge for inventory lower-of-cost-or-market-valuation adjustment. We also took a forward view into the first quarter and wrote off derivative positions associated with the idled Woodward and Donaldsonville facilities and other cost positions above the anticipated market. The aggregate derivative position charge was approximately $32 million. The combined inventory and derivative charge during the fourth quarter was approximately $50 million on a pre-tax basis.

On December 31st, we finalized the sale of the Beaumont Texas methanol plant to Eastman Chemical Company. We received $42 million in cash and a one-year promissory note of approximately $5 million. There was no gain or loss on the sale since the facility was recorded on our accounts at the estimated realizable value.

Natural gas costs increased by approximately $106 million during the fourth quarter of 2008, as compared to the prior year due to price changes. The 2008 fourth quarter impact from settled and written off derivative positions was approximately $190 million compared to $22 million in the 2007 fourth quarter.

The annual impact of hedging our firm price fixed sales activities was approximately $173 million in 2008 compared to $54 million in the prior year.

Our derivative position values above market that we carry into 2009 approximate $66 million and are associated with firm open orders taken in mid-2008. The majority of these positions will settle in the first and second quarters.

The year-over-year decrease to fourth quarter selling, general and administrative expenses was $12 million, primarily due to share-based compensation. The decrease results from the mark-to-market accounting treatment for the phantom share program.

Total long-term incentive compensation plans consisting of restricted and phantom share programs had 2008 annual expense of $8 million compared to $31 million in 2007.

Our United Kingdom nitrogen joint venture with Yara generated $6.6 million of earnings during the fourth quarter and $96 million for the year. Additionally, the joint venture returned approximately $62 million of cash during the fourth quarter as balancing consideration under the joint venture arrangement. Terra is entitled to an additional 22 million pounds or approximately $32 million if the operations continue to perform well.

To put the joint venture operations in perspective, the total nitrogen sales of the United Kingdom joint venture in 2008 were approximately $1.1 billion.

The total cash received during 2008 from the United Kingdom was approximately $89 million. We’re very pleased with the performance that this international joint venture provided during 2008.

Our North American joint venture nitrogen operations consisting primarily of our Trinidad ammonia plant operated in conjunction with Koch Industries, provided earnings of approximately $11 million during the fourth quarter and $56 million for the year. The Trinidad operation provides Terra with an advantaged gas position for approximately 350,000 tons of ammonia annually that we bring into our Donaldsonville terminal. During 2008, we received approximately $72 million of distributions from our North American joint ventures.

It’s worth noting that the earnings associated with Terra’s United Kingdom and Trinidad joint venture arrangements, are not consolidated but rather reported as equity earnings. As we evaluate Terra’s overall nitrogen business, it is most appropriate to consider these unconsolidated equity earnings as part of the overall return that our operations generate in the conduct of our global pure play nitrogen business.

One item you may have noticed on our balance sheet was the consistency of the pension liability at the end of 2008 compared to 2007. During the first quarter of 2008, we made a decision to reallocate pension assets into a high-quality, long duration bond investment mix.  This decision has served us well and has enabled us to weather the economic storm without increasing our pension liabilities. Our qualified defined benefit plans are fully funded at the end of 2008 and have assets of approximately $285 million. For clarity, none of our pension assets are invested in illiquid asset classes.

Terra’s effective tax rate, after minority interest and United Kingdom equity earnings, was 27.5% for the year. During the fourth quarter of 2008, we implemented multiple tax strategies to lower the effective tax rates and the amount of cash taxes paid. A key aspect of the optimization strategy included the reorganization of Terra’s subsidiary ownership structure for our international operations. This new structure will provide cash saving benefits in the form of lower tax payments. We recognize the benefit of approximately $33 million related to the international tax optimization activities. In addition, during the fourth quarter of 2008, we recognized approximately $20 million of state and federal tax credits.

Net cash tax payments in 2008 were $199 million. We paid $22 million of taxes in 2007.

Our tax planning initiatives completed in 2008 should provide benefit in future periods. As a result, we now estimate a 2009 effective annual tax rate between 30 and 32%.

During the fourth quarter, we bought back approximately 2.8 million shares of our common stock at an average price of approximately $17.82 per share. Aggregate cost for the repurchase during the quarter was $50 million. We currently have 99.3 million shares outstanding.

Our current buyback program extends through June 2010 and we have 7.4 million shares available to purchase under the authorization. We anticipate making further buybacks under the repurchase program and will do so at times and in quantities we believe will generate the best value to our shareholders.

As Mike mentioned in his opening remarks, during the past three years, Terra has returned approximately 35% of income available to common shareholders in the form of dividends or stock buybacks. We initiated these returns in 2006 and have increased the amount each year. We will continue to seek appropriate means and look forward to providing additional returns to our shareholders.

Our cash and derivative margin deposits aggregate to $1 billion at the end of 2008. Our cash is invested in high-quality money funds that remain highly liquid. As mentioned previously, none of our cash balances are invested in illiquid asset classes. Cash balances have increased since year-end. Today, Terra’s cash balances remain in excess of $1 billion.

We spent approximately $76 million for normal maintenance capital and turnarounds during 2008. In addition, we initiated the Woodward UAN expansion and spent approximately $13 million. Total capital expenditures and turnaround spending was $89 million in 2008.

In 2009, we will undergo turnaround at our Yazoo City, Woodward and one-half of the Verdigris plant. We will also have a turnaround on the Courtright urea plant in 2009. The Yazoo City plant turnaround is currently underway.

We estimate our annual 2009 sustained capital expenditures and turnaround costs will total between $85 and $90 million. We also estimate our Woodward UAN expansion will require between $105 and $110 million. In the aggregate, we estimate our 2009 capital and turnaround spending will be in the range of $190 to $200 million.

Terra declared a $0.10 per common share dividend payable on April 7, 2009 to shareholders of record as of March 18, 2009.

2008 was a very robust year for Terra. Our strong liquid balance sheet combined with our diverse well positioned asset-base, including our international joint ventures, should allow us to grow revenues, earnings and shareholder value in the future. As Mike mentioned, Terra has built its business on a series of substantial acquisitions that in retrospect have proven to be financially sound, accretive to earnings and positioned us for growth. We remain committed to a forward-looking and disciplined capital management approach that will ensure our ability to take advantage of new opportunities in the future. We appreciate your ongoing support.

At this time, I’d like to turn the call back to Mike Bennett. Mike?

Mike Bennett

Thanks, Dan. Before we open the call to questions, I want to make a very brief comment on the CF Industries unsolicited proposal to combine our companies. Simply to say, as you know, on January 28th after careful consideration, Terra’s board of directors unanimously concluded that the CF unsolicited proposal does not present a compelling case to create additional value for the shareholders of either company, and it substantially undervalues Terra on an absolute basis and relative to CF.

Our board and management team remain committed to enhancing shareholder value by continuing to execute our strategic plan, which we believe will deliver significantly more value to shareholders than CF’s proposal. And basically this concludes my prepared remarks on this matter.

I would like to remind everyone that the purpose of today’s call is to discuss our fourth quarter performance and full year 2008 results as well as our outlook for 2009. As such I ask that you limit your questions today to those topics. With that, at this time I would turn the call back over to Noelia so that she can instruct you on how to pose questions to us. Noelia?

Operator

Thank you. (Operator Instructions). Your first question comes from the line of Charlie Rentschler with Wall Street Access.

Charlie Rentschler – Wall Street Access

Thank you. Mike, your company obviously has two pretty darn well-defined avenues for organic growth and you talked about each of them, the diesel engine fluid or AUS and then direct applied ammonia, which I guess is a shift from anhydrous to UAN. And it seems like you’re really kicking the latter thing in gear doubling—more than doubling, I guess—your CapEx for ’09 with the big Woodward project.

I’m wondering—the diesel engine fluid is obviously a function of SCR and how quick those trucks get on the road etc., but the other one is obviously dependent upon the switch from anhydrous to UAN and how quick that happens, and could you talk about your outlook on how fast that could happen and what kind of upside could this present and physically beyond the Woodward upgrade, what would you do? Could there be a really quick shift—quicker than anybody thinks in this transition?

Mike Bennett

Well, thanks for the questions Charlie. I guess, yes, we’ve been talking for years that at some point direct applied anhydrous would be a thing of the past and basically it’s still here in about the same proportion overall that it has been. But really as we look at even the last few years and some of the changes in cultural practices and farming, what we’ve experienced is that growers with these new hybrids want that seed in the ground more quickly than they did in the past, so whereas it used to be that getting their corn planted by the middle of May seemed like an adequate period for these guys what we’ve seen is a trend more toward wanting to have that seed in the ground by early in May, and with the shift in the corn acreage paradigm in the U.S., roughly today we’re producing—or I guess planting—about 15 to 20% more corn acres than we were in the earlier part of the decade. Basically we’ve got roughly the same number of farmers out there planting this increased acreage.

And with the window deadline or relatively narrow window, if you will, to apply nitrogen, especially in the spring, we believe that UAN’s value has on a relative basis been highlighted pretty clearly here in the last couple of years.

So from our perspective as we continue to produce a relatively strong level of corn acres, as this application window to get that nitrogen down continues to be compressed, we think that UAN is a product that will command appropriate value, given the things that it can do for the farmer from that perspective, and that’s at least one key part of the shift that we anticipate.

Charlie Rentschler, Wall Street Access

Well just as a follow-up, it’s a 500,000-ton project, the swing at Woodward, which is what about 12% of your UAN capacity—something like that?

Mike Bennett

Probably somewhere in that ballpark, Charlie.

Charlie Rentschler, Wall Street Access

Where would you go next, I guess, is what I’m wondering. Let’s say the railroads just flat out didn’t want to haul anhydrous or something like that.

Mike Bennett

Sure. Well, obviously those types of things are considerations as well. When you look at our system, Charlie, we currently upgrade most of the ammonia at Port Neal. With this project we’ll be upgrading most of the ammonia at Woodward.

We do have a relatively minor amount of merchant ammonia that possibly could be upgraded at Verdigris in the future. That certainly would be one consideration, and probably the other key one would be our Canadian plant at Courtright, which does have a fairly significant amount of AG and industrial ammonia. That’s also a key plant for DEF markets, Charlie, and definitely will be a plant that we have and will continue to look at relative to additional upgrading capacity in the future.

Operator

Your next question comes from the line of Steve Byrne with Bank of America/Merrill Lynch.

Steve Byrne, Bank of America/Merrill Lynch

Hi, Mike. Based on your natural gas cost locked in at this time, which are essentially identical to where they were a year ago, it would suggest your order book is roughly the same. That seems a little odd given a year ago nitrogen prices were starting to race and here we’ve had over the last few months nitrogen prices really contracting.

And your customers are in a bit of a jam with where price expectations are for growers versus their cost position. Is that not a dilemma that you see in the market or is it that your order book was basically locked in a few months ago before this dilemma developed for your customers?

Mike Bennett

Well, first of all, Steve, I guess a good share of that year-end order book would have been actually concluded back in as early as Q2 and possibly Q3 of 2008. And I think the other thing I would point out on gas forwards always is that as we’ve talked in the past, we do have the discretion to take some pretty limited long positions and so certainly as we have seen natural gas prices come off pretty substantially over the period of the fourth quarter and into the current, we have also worked within our policy to maintain a bit of length on that position.

Steve Byrne, Bank of America/Merrill Lynch

Is your order book for the first quarter at risk if some of your customers can't move the product that they have? Is that an issue for you?

Mike Bennett

At this point in time, Steve, we don't see it as a significant risk. Basically we've been working with our customers closely on a lot of those issues. I would say in the case of ammonia, which wasn't able to be put down in the fall that obviously some of that ammonia, as I mentioned in my remarks, likely won't be able to move until Q2. But the UAN orders for the most part were basically given to us to fill storage that customers have, and we bascially expect that to continue to move through Q1.

Steve Byrne, Bank of America/Merrill Lynch

And are you seeing any of your customers solve their log jam with their grower price expectations by writing down inventory or are they selling through in order to turn their inventory?

Mike Bennett

Well, I think broadly speaking, as I mentioned in my remarks, Steve, I really think it's somewhat of a transitional process in that, not every customer's going to be realistic about the realities of higher cost inventory. The fact of the matter is that the entire chain, all the way from producers through dealers, had higher cost inventory committed at a time when things were much different.

And I think many of our customers are working with their customers to kind of temper those expectations and make a more realistic assessment of what can be done as we move through the spring. And, certainly, as I mentioned, we have seen some increased order activity here over the last month or so.

And I think to a large extent that is a process of customers filling out their UAN order activity and, perhaps in some cases, additional ammonia requirements to help average in a better overall cost position for their spring season with their customers.

Operator

Your next question comes from the line of Sachin Shah with ICAP.

Sachin Shah, ICAP Securities

Hi, good aftersooon. Thanks for taking my call. I just want to find out about returning value to shareholders. You did mention dividends as well as share repurchases. Have you considered acquiring the remaining stake of TNH as well as, is there a possibility for a special dividend? I'm just trying to understand it. And also maybe you could comment on the timing of such analysis. And then one final question about the 2009, you did mention the outlook but I was just wondering if you could give further guidance based on what is going on in the economy?

Mike Bennett

Okay. Thank you. First of all, as our board meets we discuss all different types of avenues under which we might return value to shareholders. Certainly we re-instituted our dividend in part to make a statement about how we saw the company's viability through a wide variety of cyclical conditions going forward.

We felt that the share buybacks, as we have executed them, have represented good value in the context of the period that we've been in and other items such as, all the way from possibly special dividends to, certainly, continued acquisitions are things that we explore and discuss.

I wouldn't preclude the board's judgment on these matters as we go forward, and it would be very difficult for me to predict exactly what form those may take beyond the forms that we've used to date. As far as '09 goes, I hope I didn't give any guidance before because typically we do our best to refrain from that.

But I think in our remarks, broadly speaking, what we indicated is that we still see the potential for a very positive agricultural environment as we go forward, and certainly Q4 was a transitional period as is Q1. We've seen unprecedented value changes in these markets, but as things get back on a steady basis, which we think should happen in Q2 on through the year, we think the demand for grain will continue to look good.

We think the demand for U.S. produced grain and inputs required to meet those needs should be solid. From an economic perspective, as we commented, some of the industrial sectors certainly have been impacted severely by the economic situation. And certainly companies that use products like ammonia as intermediate chemicals in a process, we've seen some of those folks announce fairly significant cutbacks in production. And my guess is that those particular industries and that particular demand segment will recover more slowly, more in accordance with pace of the general economy.

Sachin Shah, ICAP Securities

Just one follow-up if you don't mind. As far as the challenging market is concerned, I appreciate your comments on 2009. You do have a potential for a proxy situation with CF, I just wanted to understand how the company morally, with its current employees, as well as the challenges that are present, as you outlined in the first quarter—how are they addressing them and taking them into context as the board meets also?

I guess what I'm trying to understand is with the challenges in the economy, the challenges that you've mentioned, how is the company/board addressing a potential proxy situation and the distraction that it may have to its employees and the goals that are basically set for this year?

Mike Bennett

Sure, and I appreciate that. While we aren't going to comment on the proposal and situation per se, what I can tell you is that this is a company that for the most part has employees with significant tenure. I think our average employee has been with the company for something like 17 or 18 years. And it's a company that has been through many difficult periods in the past and certainly in the 1999 through 2003 period, many people probably considered us pretty close to the edge.

And at the end of the day our employees have been resilient. They are focused and they are dedicated, and we have no doubt that regardless of what distractions may or may not present themselves, that we will be focused and deliver the best performance possible this year, given the circumstances that the market itself dictates to us.

Sachin Shah, ICAP Securities

Okay. Thank you very much.

Operator

There are no further questions in the queue. I’m going to go ahead and turn the call back to Mr. Joe Ewing for closing remarks.

Joe Ewing

Hey, Mike, do we have any closing remarks?

Mike Bennett

No closing remarks. I just want to thank you all again for your interest in Terra and appreciate you joining us today. As Joe indicated, we always like to have visitors and would love to have you out to Sioux City. It's getting warmer out here—orange trees are starting to blossom. So please come see us and we'll look forward to talking with you again on our Q1 conference call in April. Thank you.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

Important information and where to find it

Terra Industries Inc. (“Terra”) plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its shareholders a proxy statement in connection with its 2009 Annual Meeting. Investors and security holders are urged to read the proxy statement relating to the 2009 Annual Meeting and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement and other documents (when available) that Terra files with the SEC at the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com. In addition, the proxy statement and other documents filed by Terra with the SEC may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000.

The exchange offer announced by CF and described in this communication has not yet commenced and this communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. At an appropriate time and if the exchange offer is commenced, Terra intends to file a solicitation/recommendation statement with respect to the exchange offer with the SEC. Investors and security holders are urged to read the solicitation/recommendation statement with respect to the exchange offer and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the solicitation/recommendation statement with respect to the exchange offer and other documents (when available) that Terra files with the SEC at the SEC's Web site at www.sec.gov and Terra's Web site at www.terraindustries.com. In addition, the solicitation/recommendation statement with respect to the exchange offer and other documents filed by Terra with the SEC may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000.

Certain Information Concerning Participants

Terra, its directors and executive officers may be deemed to be participants in the solicitation of Terra’s security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Terra’s Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 28, 2008, and its proxy statement for the 2008 Annual Meeting, which was filed with the SEC on February 29, 2008. To the extent holdings of Terra securities have changed since the amounts printed in the proxy statement for the 2008 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals can also be obtained from the proxy statement relating to the 2009 Annual Meeting when it is filed by Terra with the SEC.  These documents (when available) may be obtained free of charge from the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com.

Forward-looking statement

Certain statements in this news release may constitute “forward-looking” statements within the meaning of the Private Litigation Reform Act of 1995.  Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.  These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict.  Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements.  As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements.  These include, among others, statements relating to:

■	financial markets,
■	general economic conditions within the agricultural industry,
■	competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs),
■	product mix,
■	the seasonality of demand patterns,
■	weather conditions,
■	environmental and other government regulation, and
■	agricultural regulations.

Additional information as to these factors can be found in Terra’s 2007 Annual Report/10-K, in the section entitled “Business,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the Notes to the consolidated financial statements.